International Metals Streaming Corp.
12303 Airport Way, Suite 200
Broomfield, Colorado 80021

October 9, 2014

FILED AS EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Heather Clark

Re:	International Metals Streaming Corp. Item 4.01 Form 8-K Filed June 13, 2014 File No. 333-182629

Dear Ms. Clark:

On behalf of International Metals Streaming Corp. (the “Company”), set forth below is the Company’s response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated June 17, 2014 and follow-up letters dated August 4, 2014 and August 20, 2014. We have reproduced the Staff’s comments in bold type for your convenience and have followed each comment with the Company’s response.

1.

Revise to state whether, during your two most recent fiscal years you consulted with Cutler & Co. on (i) the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that may be rendered on your financial statements or (ii) the subject of any disagreement, as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions, or a reportable event within the meaning set forth in Item 304(a)(1)(v) of Regulation S-K.

Response: The Company has amended its disclosure to state that Cutler & Co. was not consulted during the Company’s two most recent fiscal years on the matters referenced in the Staff’s comment, as reflected in the amended Current Report on Form 8-K (“Form 8-K/A”) that the Company has filed on EDGAR concurrently with this response letter.

1

2.	Please revise to indicate whether the decision to change auditors was recommended or approved by your board of directors. Refer to Regulation S-K, Item 304(a)(1)(iii).

Response: The Company has amended its disclosure to indicate that the decision to change auditors was approved by its board of directors, as reflected in the Form 8-K/A.

* * *

On behalf of the Company, it is hereby acknowledged that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. If you have any questions or need any additional information, please do not hesitate to contact our legal counsel, LKP Global Law, LLP (attention: Francis Chen) by telephone at (424) 239-1890 or by facsimile at (424) 239-1882.

Very truly yours,

International Metals Streaming Corp.

By:	/s/ Michael Hlavsa
Michael Hlavsa
Chief Executive Officer